                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934

                           Florida Gaming Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock Par Value $.10 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    340689108
--------------------------------------------------------------------------------
                                   (CUSIP No.)

                                Phillip E. Allen
                                 Attorney at Law
                             12910 Shelbyville Road
                                    Suite 130
                           Louisville, Kentucky 40243
                                  (502)254-1213
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     Various
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1 (b)(3) or (4), check the following box: ( )

CUSIP NO.                                   13D
   340689108
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    Freedom Financial Corporation

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              35-1634756
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                      (b)  X
                                                          ____
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

                      W C
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2 (D) OR 2 (E)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Indiana
--------------------------------------------------------------------------------
    Number of                               7.  SOLE VOTING POWER

    Shares                                            1,972,049
    Beneficially                            8.  SHARED VOTING POWER

    Owned By

    Each                                     9. SOLE DISPOSITIVE POWER

    Reporting                                         1,972,049

    Person                                  10. SHARED DISPOSITIVE POWER

    With
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Freedom Financial Corporation beneficially owns 1,972,049 shares of Common Stock of Florida Gaming Corporation
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                           _____
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    30.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                                   CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         Item 1 is amended in its entirety to read as follows:

         This Schedule 13D relates to the Common Stock, $.10 Par Value per share, of Florida Gaming Corporation (the "Issuer"). The Issuer is a Delaware corporation with principal offices situated at 3500 N.W. 37th Avenue, Miami, Florida 33142. The Issuer's Telephone Number is (305) 633-6400.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is amended to add the following at the end thereof:

         This Schedule 13D is filed by Freedom Financial Corporation
("Freedom").

         Freedom is an Indiana corporation. Its business address is 2669 Charlestown Road, New Albany, Indiana 47150. Freedom's principle business is investments.

         Freedom Holding, Inc., a Delaware corporation ("Holding") with principal offices at 2669 Charlestown Road, New Albany, Indiana 47150, owns 95% of the voting shares of Freedom. Holding's principal business is serving as a holding company for Freedom.

         The voting shares of Holding are owned 74.33% by W. Bennett Collett, 15.87% by W.B. Collett, Jr., and 9.8% by the Robert L. Hurd Family Partnership of which Robert L. Hurd is the sole general partner.

         During the last five years neither Freedom nor Holding nor any executive officer or director of Freedom or Holding has been convicted of any criminal proceeding, excluding traffic violations or similar misdemeanors, and neither Freedom or Holding nor any executive officer or director of Freedom or Holding was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The directors and executive officers of Freedom and Holding, together with their addresses and principal occupations, are set forth below.


Name and Address                    Principal Occupation
-----------------------             -----------------------

W. Bennett Collett                  Chairman and CEO of Issuer,
3500 N.W. 37th Ave                  Freedom and Holding
Miami, Florida 33142

W. B. Collett, Jr.                  Executive V.P., Secretary & Director
3500 N.W. 37th Ave                  Issuer, Freedom and Holding
Miami, Florida 33142



Name and Address                    Principal Occupation
----------------                    ----------------------
Robert L. Hurd                      President and Director of Issuer,
#7 Partridge Run                    Freedom and Holding
Warren, New Jersey 07060


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Item 3 is amended to add the following at the end thereof:

         On November 23, 1999, Freedom purchased 1,100 shares of the Issuer's common stock for $9.09 cash per share for an aggregate of $10,000. Freedom paid the $10,000 purchase price out of its working capital.

         On January 28, 2000, Freedom finalized the purchase of 21,800 shares of the Issuer's common stock for $9.00 per share for an aggregate of $196,200. Freedom paid the purchase price out of its working capital. The shares were acquired by Freedom under an installment purchase contract dated February 1, 1999, which provided for the shares to be held in escrow and not transferred to Freedom until all installment payments were made.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended to add the following at the end thereof:

         Freedom acquired the shares described in Item 3 above to increase its ownership of shares of the Issuer's common stock.

         Freedom may purchase additional shares of the Issuer's common stock from time to time at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

         Freedom may request the Issuer's Board of Directors to create an audit committee and may request the Issuer to increase the size of its Board of Directors for the purpose of electing additional independent directors who could be appointed to serve on the Issuer's audit committee.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to add the following at the end thereof:

         (a) The Issuer has 6,066,816 shares of common stock issued and outstanding of which 1,972,049 shares (30.1%) are owned beneficially by Freedom. These shares include 1,675,380 shares either owned of record by Freedom or held in street name for Freedom and 296,669 shares into which 1,000 shares of the Issuer's Series F Preferred Stock owned beneficially by Freedom are convertible.

         (b) Freedom shares the power to vote and to dispose of the 1,972,049 shares of the Issuer's common stock with Holding, which owns 95% of the voting shares of Freedom, and with W. Bennett Collett, who owns 74.33% of the voting shares of Holding.

         W. Bennett Collett has an option to purchase 460,000 shares of the Issuer's common stock. In addition Mr. Collett, in his capacity as Chairman of the Board and Chief Executive Officer of the Issuer, holds a proxy to vote 703,297 shares (11.6%) of the Issuer's common stock owned by BOK DPC Asset Holding Corporation ("DPC"), a subsidiary of the Bank of Oklahoma. The Issuer's wholly-owned subsidiary, Florida Gaming Centers, Inc., owns pari-mutuel licenses and Florida law prohibits any person from owning more than 5% of the Issuer's common stock unless the Florida Department of Business and Professional Regulation (the "Department") approves such ownership. As a condition to DPC acquiring the shares without the Department's approval, the Department required DPC to escrow the shares and to grant an irrevocable proxy to the Chairman of the Board and Chief Executive Officer of the Issuer to vote the shares until such time as DPC either disposes of the shares that are in excess of 5% of the Issuer's shares or obtains the approval of the Department to own more than 5% of the Issuer's shares.

         The filing of this statement shall not be construed as an admission that Freedom, Holding, W. Bennett Collett, or Florida Gaming Centers, Inc. is the beneficial owner of any securities covered by this statement.

         (c) Neither Freedom, Holding or W. Bennett Collett have effected any transactions in the Issuer's common stock within the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  Not Amended.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Not Amended.

                               SIGNATURE

                                      Freedom Financial Corporation

                                      By:
                                          -------------------------------
                                              W. Bennett Collett
                                              Chairman of the Board
                                              and Chief Executive Officer


Date: July 10, 2000